UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A (Amendment No. 1) Under the Securities Exchange Act of 1934

SOBR SAFE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

833592108

(CUSIP Number)

Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5655 S. Yosemite Street, Suite 350

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2020 through April 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833592108	13D	Page 2 of 10

1	NAME OF REPORTING PERSON IDTEC, LLC EIN: 83-2472765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	7	SOLE VOTING POWER 0
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

CUSIP No. 833592108	13D	Page 3 of 10

1	NAME OF REPORTING PERSON First Capital Holdings LLC, the successor to IDTEC, LLC and First Capital Ventures, LLC EIN:20-3577513
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	7	SOLE VOTING POWER 0
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 2,424,105(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,424,105(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,105(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.07%(2)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 833592108	13D	Page 4 of 10

1	NAME OF REPORTING PERSON SOBR SAFE, LLC EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)(e)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(1)(e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)(e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

CUSIP No. 833592108	13D	Page 5 of 10

1	NAME OF REPORTING PERSON First Capital Ventures, LLC EIN:36-4878459
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	7	SOLE VOTING POWER 0
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)(f)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(1)(f)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)(f)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 833592108	13D	Page 6 of 10

1	NAME OF REPORTING PERSON Gary J. Graham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
	7	SOLE VOTING POWER 118,511
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 2,424,105(1)
	9	SOLE DISPOSITIVE POWER 118,511
	10	SHARED DISPOSITIVE POWER 2,424,105(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,542,616(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.71%(2)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 833592108	13D	Page 7 of 10

EXPLANATORY NOTES:

(1)	On December 12, 2019, SOBR SAFE, LLC (“SOBR SAFE”) purchased 2,700,000 shares of Series A-1 Convertible Preferred Stock of the Issuer and on June 5, 2020, IDTEC, LLC (“IDTEC”) acquired 12,000,000 shares of the $0.00001 par value common stock of the Issuer, a convertible promissory note in the principal amount of $1,485,189 and a Warrant to purchase 320,000 shares of common stock of the Issuer pursuant to an asset sale and related transactions. (See Item 3, below) The transactions described in (a) through (i), below, represent all transactions by the Reporting Persons in those securities in which the involved securities equal 1% or more of the outstanding securities of that class as of the date of the transaction.

(a)	On September 23, 2020, IDTEC, whose successor is First Capital Holdings LLC (“First Capital”), transferred 1,025,829 shares of common stock of the Issuer to its members.

(b)	On December 15, 2020, SOBR SAFE converted its 2,700,000 shares of Series A-1 Convertible Preferred Stock of the Issuer, plus accrued dividends, to 2,743,169 shares of the Issuer’s common stock.

(c)	On December 30, 2020, IDTEC transferred 3,128,896 shares of common stock of the Issuer to 24 individuals or entities that had assisted IDTEC.

(d)	On December 31, 2020, IDTEC converted principal and accrued interest on a convertible promissory note of the Issuer held by IDTEC to 3,103,028 shares of common stock of the Issuer at $0.50 per share.

(e)	On January 20, 2022, IDTEC exercised a portion of a Warrant to Purchase Common Stock of the Issuer held by IDTEC at an exercise price of $0.50 per share and received 176,938 shares of common stock of the Issuer pursuant to the Warrant exercise.

(f)	On March 1, 2022, IDTEC exchanged 2,000,000 shares of common stock of the Issuer for 2,000,000 shares of Series B Preferred Stock of the Issuer.

(g)	On June 30, 2022, SOBR SAFE engaged in a liquidating distribution to its members of 888,750 shares of common stock of the Issuer with 25,639 shares retained to cover liquidation expenses. Subsequent to a 1:3 reverse stock split effected on April 28, 2022.

(h)	As of February 5, 2022, First Capital Ventures, LLC was no longer the beneficial owner of the shares previously owned by IDTEC as a result of IDTEC’s merger with and into First Capital Holdings, LLC and as of February 10, 2022, First Capital Ventures, LLC was no longer the beneficial owner of the shares previously owned by SOBR SAFE as a result of First Capital Ventures, LLC's merger with and into First Capital Holdings, LLC.

(i)	On April 12, 2023, First Capital Holdings, LLC, the successor to IDTEC, converted 666,667 shares of Series B Preferred Stock of the Issuer (as adjusted pursuant to a 1:3 reverse stock split effected on April 28, 2022) into 666,667 shares of common stock of the Issuer.

(2)	Based on 18,544,570 shares of common stock of the Issuer issued and outstanding as of November 8, 2023.

CUSIP No. 833592108	13D	Page 8 of 10

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment 1”) amends and restates the Schedule 13D originally filed on June 5, 2020 (the “Original Schedule 13D”). Except as amended and restated herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

This Amendment 1 relates to the $0.00001 par value shares of common stock of SOBR Safe, Inc., formerly known as TransBioTec, Inc., a corporation organized under the laws of the State of Colorado (the “Issuer”). The address of the principal executive office of the Issuer is 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

(a)	Name: This Amendment 1 is being jointly filed by IDTEC, LLC, First Capital Holdings, LLC (the successor to IDTEC, LLC and First Capital Ventures, LLC as a result of the merger of those entities with and into First Capital Holdings, LLC), SOBR SAFE, LLC, First Capital Ventures, LLC and Gary J. Graham (each a “Reporting Person”). First Capital Ventures, LLC was the managing member of IDTEC, LLC (now First Capital Holdings, LLC) and of SOBR SAFE, LLC, and Gary J. Graham was the manager of First Capital Ventures, LLC and is the manager of First Capital Holdings, LLC.

(b)	The principal business address of each Reporting Person is 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, Colorado 80111.

(c)	Present Principal Occupation: The principal occupation/business of each Reporting Person is investment.

(d)	Convictions: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: IDTEC, LLC, First Capital Holdings, LLC, and First Capital Ventures, LLC are Colorado limited liability companies, SOBR SAFE, LLC is a Delaware limited liability company and Gary J. Graham is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

All of the transactions reported by IDTEC, LLC and First Capital Holdings, LLC in this Schedule 13D/A involve shares of the Issuer issued to IDTEC, LLC pursuant to an Asset Purchase Agreement dated May 6, 2019 (and Amendment No. 1 thereto dated March 9, 2020, together the “APA”) between the Issuer and IDTEC, LLC, and related transactions (together with the asset purchase the “Transaction”), under which IDTEC, LLC was issued (i) 12,000,000 shares of the Issuer’s common stock, (ii) a convertible promissory note ( the “Note”) in the principal amount of approximately $1,485,189 with a conversion price of $0.50 per share, and (iii) a Warrant to purchase up to 320,000 shares of the Issuer’s common stock at an exercise price of $0.50 per share. The 12,000,000 shares were issued in exchange for services and certain assets; the Note was issued as reimbursement for funds spent by IDTEC, LLC related to the Transaction; the Warrant was issued as a result of $158,000 in non-permitted liabilities of the Issuer under the APA.

SOBR SAFE, LLC paid for its shares of Series A-1 Preferred Stock with cash derived from the sale of membership interests pursuant to a private securities offering conducted pursuant to Regulation D and Section 4(a)(2) of the Securities Act of 1933, as amended.

Gary J. Graham received the shares held of record by him pursuant to the exercise of options at $1.04 per share, which was paid out of personal funds, and in a distribution from IDTEC, LLC.

CUSIP No. 833592108	13D	Page 9 of 10

Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. The Reporting Persons may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the common stock held by the Reporting Persons to their respective members. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a, b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D/A. First Capital Holdings, LLC, the successor of IDTEC, LLC, is the holder of record of 2,424,105 of the shares of common stock described on the cover pages of this Schedule 13D/A that report the beneficial ownership of First Capital Holdings, LLC and Gary J Graham. Mr. Gary J. Graham is the beneficial owner of those shares by virtue of his being the manager of First Capital Holdings, LLC. Of the 2,424,105 shares, 143,062 shares underlie outstanding Warrants held by First Capital Holdings, LLC.

First Capital Holdings LLC and Mr. Graham may be deemed to have shared voting and investment power over the shares of common stock held by First Capital Holdings, LLC.

(c) The Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) As of the date of filing this Schedule 13D/A, no person, other than First Capital Holdings LLC and Gary J. Graham, is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares owned of record by First Capital Holdings LLC.

(e) SOBR SAFE, LLC ceased being the beneficial owner of more than 5% of the Issuer’s shares as of June 30, 2020. IDTEC, LLC ceased being the beneficial owner of more than 5% of the Issuer’s shares as of February 5, 2022. First Capital Ventures ceased being the beneficial owner of more than 5% of the Issuer’s shares as of February 10, 2022.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Promissory Note in the principal amount of $1,485,189 issued by SOBR Safe, Inc. to IDTEC SPV, LLC, incorporated by reference to Schedule 13D filed with the Securities and Exchange Commission on June 25, 2020
Exhibit 99.2	Warrant to Purchase Common Stock, incorporated by reference to Schedule 13D filed with the Securities and Exchange Commission on June 25, 2020
Exhibit 99.3	Joint Filing Agreement

CUSIP No. 833592108	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2024

FIRST CAPITAL HOLDINGS LLC

By:	/s/ Gary J. Graham
Gary J. Graham, Manager

FIRST CAPITAL HOLDINGS LLC, AS successor to IDTEC, LLC and First Capital Ventures, lLC

By:	/s/ Gary J. Graham
Gary J. Graham, Manager

SOBR SAFE, LLC

by: FIRST CAPITAL HOLDINGS, LLC
Managing Member

By:	/s/ Gary J. Graham
Gary J. Graham, Manager

By:	/s/ Gary J. Graham
Gary J. Graham